Filed by MuleSoft, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Tweet: @MuleSoft enters agreement to be acquired by @Salesforce

https://www.mulesoft.com/press-center/salesforce-acquisition. IMPORTANT:

https://www.mulesoft.com/sites/default/files/legends.pdf

Link to post: https://twitter.com/MuleSoft/status/976210929154076672

Facebook: MuleSoft enters agreement to be acquired by Salesforce

https://www.mulesoft.com/press-center/salesforce-acquisition. IMPORTANT:

https://www.mulesoft.com/sites/default/files/legends.pdf

Link to post: https://www.facebook.com/MuleSoft/

LinkedIn: MuleSoft enters agreement to be acquired by Salesforce

https://www.mulesoft.com/press-center/salesforce-acquisition. IMPORTANT:

https://www.mulesoft.com/sites/default/files/legends.pdf

Link to post: https://www.linkedin.com/feed/update/urn:li:activity:6381976166768611328

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